Exhibit 99.2

Uni-Fuels Announces 2025 Interim Financial Results

Strong Operational Performance Drives Revenue and Gross Profit Growth

SINGAPORE, OCTOBER 28, 2025 - Uni-Fuels Holdings Limited (NASDAQ: UFG), (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced its interim financial results for the six months ended June 30, 2025.

Key Strategic Developments

●	On February 12, 2025, the Company’s wholly owned subsidiary, Uni-Fuels Pte Ltd (“Uni-Fuels Singapore”), received ISCC EU and ISCC PLUS certifications from the International Sustainability and Carbon Certification (“ISCC”). The ISCC certifications ensure that the biofuels traded by Uni-Fuels Singapore meet the requirements of the European Union’s (“EU”) Renewable Energy Directive (“RED II”), including the provision of Proof of Sustainability (“POS”).

●	On April 2, 2025, the Company, as part of its global expansion strategy, announced the establishment of Uni-Fuels Middle East FZCO (“Uni-Fuels Dubai”), a wholly owned subsidiary of the Company, in the United Arab Emirates and the opening of a new office in Dubai.

●	On June 30, 2025, the Company announced the opening of a new office in Shanghai. The formation of the wholly owned subsidiary, Uni-Fuels (Shanghai) Co Ltd (“Uni-Fuels Shanghai”), reinforces the Company’s commitment to strengthening its Asian market presence.

●	On July 21, 2025, the Company announced Uni-Fuels Singapore has successfully completed the Company’s first-ever commercial paper (“CP”) issuance, raising US$3 million through ADDX Exchange, a private market platform regulated by the Monetary Authority of Singapore. The Company’s 3M USD Commercial Paper Series 001 has since been fully repaid on October 17,2025. Subsequently, on October 17, 2025, the Company announced that Uni-Fuels Singapore has successfully closed its 3M USD Commercial Paper Series 002 on the ADDX Exchange, and that it has raised US$3 million in gross proceeds. The Series 002 tokens were listed on the ADDX Exchange on October 18, 2025. Through the issuance of the CPs, the Company seeks to reinforce its liquidity position and enhance its capital structure, positioning it to pursue new growth opportunities. Both the offerings were oversubscribed, reflecting strong demand from accredited investors.

Key Operational Highlights

During the six months ended June 30, 2025, the Company’s marine fuels business delivered strong momentum.

●	Transaction volumes surged 75% period-over-period to 502, up from 287 in the prior-year period.

●	Total marine fuel deliveries increased by 90% to approximately 217,000 metric tons, compared with approximately 114,000 metric tons a year earlier.

●	The Company supplied marine fuels to 359 vessels, representing an 80% increase from 200 vessels in the same period last year.

●	Operations expanded to 103 ports, representing a 98% increase from 52 ports a year ago, reflecting broader global coverage and customer reach.

●	The Company strengthened its customer base, serving 179 customers, an increase of 106% from 87 customers in the prior-year period.

Key Financial Highlights

For the six months ended June 30, 2025, the Company achieved strong financial performance across its marine fuels business.

●	Total revenues increased to approximately US$114.6 million, up approximately US$40.4 million or 54% period-over-period from US$74.2 million in the same period last year, reflecting stronger sales momentum across key markets and expanded business activities.

●	Cost of revenues rose to approximately US$112.6 million, an increase of approximately US$39.8 million or 55% period-over-period from US$72.7 million during the six months ended June 30, 2024, in tandem with the increase in the volumes of marine fuels sold and the associated cost of revenues.

●	As a result, gross profit improved to approximately US$2.1 million, up approximately US$0.6 million or 42% period-over-period from US$1.5 million, supported by increased sales volumes and operational efficiencies in the marine fuels business.

●	Total operating expenses increased to approximately US$1.9 million, an increase of approximately US$0.5 million or 40% period-over-period from US$1.4 million, primarily due to continued investment in business development, operational capabilities, and strategic initiatives to support growth.

●	Net income before tax was approximately US$0.2 million, an increase of approximately US$0.1 million or 73% period-over-period from US$0.1 million, reflecting the combined impact of higher revenues, increased cost of sales, and growth-related operating expenses.

●	Net income after tax for the period was approximately US$90,000, lower than the same period last year by approximately US$11,000 or 11% from US$102,000, due to higher tax expenses incurred by Uni-Fuels Singapore.

Management Commentary

“The Company has continued its growth trajectory during the first half of 2025, characterized by incremental revenue growth despite a confluence of challenges in an uncertain economic climate. This is a testament to our commitment to creating greater shareholder value. We are executing our strategic priorities and broad growth roadmap effectively. As part of our global expansion plan, we have increased our geographical presence, spanning Dubai and Shanghai. Our strategic capital raises will further augment our liquidity position and enable the next phase of our expansion plan,” underlined Koh Kuan Hua, Chairman & CEO of Uni-Fuels.

“Our financial results reaffirm the compelling growth opportunities across our business model. We will continue to solidify our market position, expand our market reach, and build an extensive pipeline of reliable global supply network to support clients’ operational goals and deepen stronger, trusted partnerships through enhanced business partners proximity,” added Koh Kuan Hua.

The Company, capitalizing on its expanding international footprint and enhanced operational efficiency, is well positioned to deliver sustained revenue and gross profit growth in 2025. Bolstered by recent market expansion initiatives, operational improvements, and scale-up momentum in its core business, the Company remains focused on driving long-term growth and delivering strategic value to shareholders.

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions that has a growing presence across major shipping hubs, with offices in Singapore, Seoul, Dubai, and Shanghai. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company. The company delivers customer-centric, compliant, and reliable fuel solutions across global markets and time zones, offering customers 24/7 operational support year-round. Backed by a thriving team of over 30 employees from diverse backgrounds and an extensive global supply network, Uni-Fuels has forged trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid a robust industry-wide energy transformation.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 22, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited
Email: investors@uni-fuels.com